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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January , 2022.

Commission File Number 001-39491

EXCELLON RESOURCES INC.
(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON DRILLS 2,490 G/T SILVER EQUIVALENT
OVER 2.9 METRES AT PLATOSA

Toronto, Ontario – January 13, 2022 – Excellon Resources Inc. (TSX:EXN; NYSE:EXN; FRA:E4X2) (“Excellon” or the “Company”) is pleased to announce results from underground drilling at the Platosa Mine in Durango, Mexico.

Highlights

●	Follow-up drilling on the 817 Zone below Manto 623 defined a zone of high-grade silver mineralization, with underground diamond drilling results including:

○	2,490 g/t silver equivalent (“AgEq”) over 2.9 metres (1,430 g/t Ag, 12.0% Pb, 21.7% Zn) and 5,089 g/t AgEq over 0.4 metres (4,035 g/t Ag, 25.2% Pb, 11.8% Zn) in EX21UG761;
○	3,905 g/t AgEq over 1.8 metres (2,398 g/t Ag, 14.2% Pb and 33.2% Zn) in EX21UG760;
○	2,124 g/t AgEq over 2.8 metres (1,267 g/t Ag, 7.5% Pb and 19.0% Zn) in EX21UG812;
○	4,939 g/t AgEq over 0.9 metres (4,060 g/t Ag, 29.7% Pb, 3.3% Zn) in EX21UG769;
○	3,158 g/t AgEq over 1.0 metres (2,956 g/t Ag, 6.1% Pb and 1.3% Zn) in EX21UG770;

●	Underground drilling continues to test below historically-mined areas for potential vertical zones.

“Drilling at Platosa following up on the 817 Zone has defined vertically-oriented, high-grade mineralization over approximately 30 metres of strike and 30 metres of vertical extent,” stated Jorge Ortega, Vice President Exploration. “The proximity of existing infrastructure should allow access to this zone in the coming months and supplement first and second quarter production. We continue underground drilling to target areas ahead of production, test the extent of mineralization around mine workings and test for vertical zones of mineralization.”

Exploration Results

The following table shows highlighted intervals from the current definition and infill program being conducted from underground at Platosa:

	Interval(2)		Interval(3)	Ag	Pb	Zn	Au	AgEq(4)
Hole ID(1)	From	To	metres	g/t	%	%	g/t	g/t	Area
EX21UG758	11.0	11.5	0.5	2,176	22.8	10.9	-	3,138	817
and	20.8	21.5	0.7	392	1.9	5.4	-	625	817
EX21UG759	16.9	17.3	0.4	1,799	16.0	4.1	-	2,353	817
EX21UG760	15.4	17.2	1.8	2,398	14.2	33.2	-	3,905	817
EX21UG761	14.1	14.5	0.4	4,035	25.2	11.8	-	5,089	817
and	17.6	20.5	2.9	1,430	12.0	21.7	0.1	2,490	817
EX21UG762	11.0	12.0	1.0	722	5.1	38.8	0.1	2,188	817
EX21UG763	11.4	11.8	0.4	428	5.2	9.3	0.1	884	817
EX21UG764	11.5	12.4	0.9	515	4.3	19.4	0.1	1,295	817
EX21UG765	18.4	18.7	0.3	1,791	17.9	25.4	-	3,124	817
EX21UG766	18.2	18.8	0.6	2,044	14.7	5.9	-	2,627	817
EX21UG767	14.8	15.5	0.7	3,043	26.1	2.3	-	3,794	817
EX21UG768	15.9	16.3	0.4	618	0.9	0.1	-	644	817
EX21UG769	17.3	18.2	0.9	4,060	29.7	3.3	-	4,939	817
EX21UG770	13.5	14.5	1.0	2,956	6.1	1.3	-	3,158	817
EX21UG777	18.0	20.2	2.2	910	4.4	0.4	-	1,038	817
EX21UG812	66.3	69.1	2.8	1,267	7.5	19.0	0.2	2,124	817
PH16-11	25.7	25.9	0.2	4,847	26.1	9.0	-	5,830	817

(1)	Highlighted intervals include holes intersecting >0.2m and over 500 g/t AgEq from a total of 30 drill holes (1,388 metres).
(2)	From-to intervals are measured from the drill collar. All holes were drilled from underground stations.
(3)	All intervals are reported as core length; true width is estimated to range from 50-90% of core length.
(4)	AgEq in drill results assumes $24.00 Ag, $0.90 Pb, $1.20 Zn and $1,800 Au with 100% metallurgical recovery.

Follow up drilling on the high-grade interval intersected in EX21UG690 (2,860 g/t AgEq over 7.5 metres) has defined a high-grade, vertical zone on approximately 30 metres of vertical extent. The 817 Zone provides additional dry tonnes to the current mine plan, with production expected to commence from the area as early as February 2022.

Drilling from underground continues ahead of production at the NE-1 Manto, and will continue to target areas ahead of production, test the extent of mineralization around mine workings and test for vertical zones of mineralization at the 623, NE-1, Guadalupe Sur, Guadalupe Norte, 4, and 6A/B mantos.

As referenced on January 5, 2022, Excellon continues to assess whether maintaining a consistent production schedule at the Platosa Mine is feasible beyond mid-2022 at achievable dewatering rates and with acceptable capital expenditures.

PLATOSA MINE – UG Infill and Expansion Drilling

817 Zone – Sub-vertical structure, adjacent to workings

Guadalupe Sur
817
623
EX21UG690*
7.6 m @ 2,860 g/t AgEq
And
2.5 m @ 667 g/t AgEq
817 Results
EX21UG758
0.5 m @ 3,138 g/t AgEq
and
0.7 m @ 625 g/t AgEq
EX21UG759
0.4 m @ 2,353 g/t AgEq
EX21UG760
1.8 m @ 3,905 g/t AgEq
EX21UG761
0.4 m @ 5,089 g/t AgEq
and
2.9 m @ 2,490 g/t AgEq
EX21UG762
1.0 m @ 2,188 g/t AgEq
EX21UG763
0.4 m @ 884 g/t AgEq
EX21UG764
0.9 m @ 1,295 g/t AgEq
EX21UG765
0.3 m @ 3,124 g/t AgEq
EX21UG766
0.6 m @ 2,627 g/t AgEq
EX21UG767
0.7 m @ 3,794 g/t AgEq
EX21UG768
0.4 m @ 644 g/t AgEq
EX21UG769
0.9 m @ 4,939 g/t AgEq
EX21UG770
1.0 m @ 3,158 g/t AgEq
EX21UG777
2.2 m @ 1,038 g/t AgEq
EX21UG812
2.8 m @ 2,124 g/t AgEq
PH16-11
0.2 m @ 5,830 g/t AgEq
Composite cross-section
Looking NW
Plunge 00
Azimuth 330
0 10 20 30
90 m
Current Water Level
Mineralized intercept
Results <500 g/t AgEq
★ Released October 5, 2021
NE-15
817
623
Guadalupe
Sur
EX21UG690*
N
0 150
Guadalupe
Sur
EX21UG690*
817
623
NE-15
Composite longitudinal section
Looking SE

EXCELLON RESOURCES

Technical Information and Quality Control Notes

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

Platosa drill core samples are prepared and assayed by SGS Minerals Services in Durango, Mexico. The lab is accredited to ISO/IEC 17025. Assay turnarounds have been impacted recently by supply and labour shortages related to COVID-19. The Company has a comprehensive QA/QC program, supervised by an independent Qualified Person.

The sampling of, and assay data from, the core sampling and reporting is monitored through a quality assurance and quality control (QAQC) program designed according to best industry practice. Samples from HQ sized drill core are selected by Excellon geologists and cut into halves at the project site. Half of the core is retained at the site for reference purposes. Sample intervals vary from 0.2 to 1.5 metres in length with samples being selected to honour geological contacts. Samples are labeled and packed into sealed plastic bags which are grouped into larger fiber bags for shipping. A formal chain-of-custody procedure is in place for security of samples from project to laboratory.

Samples are shipped to SGS Laboratories in Durango City. Samples then undergo crushing to two millimetres followed by pulverizing to homogenize samples before a 50-gram sub sample is selected for analysis. The samples are then analyzed using fire assay for gold and silver with a gravimetric finish and multi-element analysis performed by ICP analysis for base metals and multi-element data.

Qualified Person

Mr. Jorge Ortega, P. Geo., Vice President Exploration, has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information contained in this press release.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, a high-grade silver mine producing in Mexico since 2005; Kilgore, an advanced gold exploration project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.
Brendan Cahill, President & Chief Executive Officer

Jorge Ortega, Vice President Exploration

(416) 364-1130
info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential strategic transactions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Cautionary Note to U.S. Investors: The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource,” as used on Excellon’s website and in its press releases are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information describing the Company’s “mineral resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws. U.S. investors are urged to consider closely the disclosure in the Company’s Form 40-F which may be secured from the Company, or online at http://www.sec.gov/edgar.shtml.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: January 14, 2022	By:	/s/ Brendan Cahill
President and Chief Executive Officer